Exhibit 23.4

KPMG LLP

515 Broadway

Albany, NY 12207

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Factory Point Bancorp, Inc.:

We consent to the use of our report dated March 23, 2007, except as to note 19, which is as of June 20, 2007, with respect to the consolidated balance sheets of Factory Point Bancorp, Inc. and subsidiary as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Albany, New York

July 16, 2007

KPMG LLP, a U.S. limited liability partnership, is the U.S.

member firm of KPMG International, a Swiss cooperative.